Exhibit 99.1

Kamada Reports First Quarter 2022 Financial Results;

Reiterates Revenue and Profitability Guidance with Significant Growth Expected in 2022

●	First Quarter 2022 Revenues were $28.1 Million, Up 13% Year Over Year.

●	Kamada Reiterates Fiscal Year 2022 Revenue Guidance of $125 - $135 Million, Representing a 20% to 30% Increase over 2021 and EBITDA Margins Anticipated Between 12%-15%, More Than 2.5X over 2021 EBITDA.

●	Revenues and Profitability Margins of Recently Acquired Portfolio of Four FDA-Approved Commercial Products Within Management Expectations; Expanding Sales in Additional New Countries, Mainly in the Middle East Region.

●	GLASSIA® Royalty Income from Takeda Initiated in March 2022, Totaled $1.4 Million, Within Expected Monthly Rate.

●	Generated $5.5 Million of Operating Cash-Flows During the First Quarter; $22.0 Million of Available Cash at Quarter End.

●	Pivotal Phase 3 InnovAATe Trial for Inhaled AAT for the Treatment of Alpha-1 Antitrypsin Deficiency Progressing with the Opening of Six New Sites to Further Drive Recruitment.

●	Continued Expansion Activities of our U.S. Plasma Collection Capabilities; An Important Component of Our Vertical Integration.

REHOVOT, Israel – May 17, 2022 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced financial results for the three months ended March 31, 2022.

“Our business is off to a strong start in 2022 as we continue to execute on our corporate strategy advancing towards our core objective of becoming a global leader in the plasma-derived specialty market,” said Amir London, Kamada’s Chief Executive Officer. “We generated total revenues of $28.1 million in the first quarter, representing strong 13% growth year over year. This is the first full quarter commercializing the portfolio of the four FDA-approved commercial immunoglobulins acquired late last year. Sales and profitability levels generated by these products are in line with our plans and expectations. We continue to expand our U.S. commercial-focused infrastructure, execute on key sales and marketing initiatives to further penetrate the U.S. market with our extended product line, and expect that these four products will generate meaningful year-over-year growth. We continue to expand sales of these products in additional new countries, primarily in the Middle East.”

“Sales in the first quarter included $1.4 million of royalty income on GLASSIA sales by Takeda during March 2022, meeting our expected monthly rate and in line with our annual projection. In addition, we are encouraged by KEDRAB® U.S. in-market sales by Kedrion during the first quarter, which have grown in comparison to the pre-COVID pandemic sales levels, a trend that we believe will continue. In the first quarter of 2022, we generated overall gross profit and gross margins of $11.3 million and 40%, respectively, representing a strong 27% increase compared to the first quarter of 2021. This increase was mainly driven by the four new immunoglobulins portfolio, which recorded over 50% of gross profitability. Moreover, we generated $5.5 million of operating cash flows, that supported the increase of our cash position to a total of $22.0 million,” continued Mr. London.

Based on our strong start to the year, we are reiterating our full-year 2022 revenue guidance of between $125 million to $135 million, with expected EBITDA margins of 12% to 15%. This guidance represents a 20% to 30% increase over 2021 revenue and more than 2.5x over 2021 EBITDA. Moreover, we continue to project revenue growth at a double-digit rate in the foreseeable years ahead. Our positive long-term view is supported by the expected continued growth in the proprietary product sales, and several additional key emerging catalysts in our business. The initiation of activities to open new plasma collection centers in the U.S. will, over time, support continued revenue growth and strengthen our supply chain. The planned launch of a portfolio of 11 biosimilar products in our Israeli distribution segment from 2022 to 2028 is expected to generate more than $40 million in annual peak sales, achievable within several years of launch. Finally, our promising pipeline continues to advance, as our inhaled AAT pivotal Phase 3 trial expands to additional six EU sites by mid-year,” concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2022

●	Total revenues were $28.1 million in the first quarter of 2022, a 13% increase from the $24.9 million recorded in the first quarter of 2021. Total revenues during the first quarter of 2022 included first full quarter sales of the portfolio of the four FDA-approved commercial products recently acquired, and $1.4 million of sales-based royalty income from Takeda. This royalty income reflected March 2022 only, as Takeda utilized Kamada-manufactured product from its inventory prior to March 2022.

●	Gross profit and gross margins were $11.3 million and 40%, respectively, in the first quarter of 2022, compared to $8.9 million and 36%, respectively, reported in the first quarter of 2021. The increase in gross profitability was primarily driven by the four new FDA-approved commercial products, which generated gross margins of over 50%. Cost of goods sold in our Proprietary segment totaled $12.5 million in the first quarter of 2022 and included $1.3 million of depreciation expenses associated with intangible assets generated through the recent acquisition of these products. Gross profit and gross margins excluding such intangible assets depreciation would have been $12.6 million and 45%, respectively.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $11.1 million in the first quarter of 2022, as compared to $6.6 million in the first quarter of 2021. This increase was attributable to an increase in R&D costs, primarily due to advancing the pivotal phase 3 InnovAATe trial for Inhaled AAT related to the opening of new clinical sites and the manufacturing of clinical supply for the study, as well as increased S&M and G&A costs associated with the distribution and commercial operation for the recently acquired portfolio of four FDA-approved commercial products. S&M costs for the quarter included $0.4 million of depreciation expenses associated with intangible assets generated through the recent acquisition of the four new FDA-approved commercial products. Operating expenses excluding such intangible assets depreciation would have been $10.7 million.

●	Finance expense, net for the first quarter of 2022 included a $2.0 million expense associated with the revaluation of the contingent consideration and other long-term liabilities assumed as part of the recent acquisition of the portfolio of the four FDA-approved commercial products. For more information with respect to such contingent consideration and other long- term liabilities please refer to Note 5 of the Company’s 2021 financial statements included in the 2021 Annual Report on Form 20-F filed on March 15, 2022, with the Securities and Exchange Commission.

●	Net loss was $1.8 million, or $(0.04) per share, in the first quarter of 2022, as compared to net income of $2.7 million, or $0.06 per share, in the first quarter of 2021.

●	Adjusted EBITDA, as detailed in the tables below, was $3.3 million in the first quarter of 2022, as compared to $3.7 million in the first quarter of 2021.

●	Cash provided by operating activities was $5.5 million in the first quarter of 2022, as compared to cash provided by operating activities of $2.1 million in the first quarter of 2021.

Balance Sheet Highlights

As of March 31, 2022, the Company had cash, cash equivalents, and short-term investments of $22.0 million, as compared to $18.6 million on December 31, 2021. The increase was due to positive operational cash flows. Kamada’s working capital as of March 31, 2022, comprising of current assets (excluding cash and cash equivalents, and short-term investments) net of current liabilities, totaled $52.0 million.

Fiscal Year 2022 Guidance

Kamada continues to expect to generate fiscal year 2022 total revenues in the range of $125 million to $135 million, which would represent a 20% to 30% growth compared to fiscal year 2021. The Company also anticipates generating EBITDA during 2022 at a rate of 12% to 15% of total revenues, representing more than 2.5x of the EBITDA for the year ended December 31, 2021. While the ongoing labor strike impacting our production facility in Israel is expected to temper our second quarter financial results, which we do not expect to be as strong as the first quarter, based on the diversification of our commercial operations which includes multiple revenue generating sources including the recently acquired portfolio of four FDA-approved commercial products, manufactured by an external contract manufacturer, the Israeli Distribution business which operates independent of the production facility, the royalty income on GLASSIA sales by Takeda, as well as current sufficient inventory levels of finished products, our positive outlook for the fiscal year remains unchanged.

Conference Call

Kamada management will host an investment community conference call on Tuesday, May 17, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 1-201-689-8263 (International) and entering the conference identification number: 13729770. The call will also be webcast live on the Internet at: https://viavid.webcasts.com/starthere.jsp?ei=1547283&tp_key=3051633ddd

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added 11 biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) 2022 revenue guidance in the range of $125 million to $135 million, a 20% to 30% growth compared to 2021, 2) 2022 EBITDA, as a rate of total revenues, of 12% to 15%, 3) expected continued growth at a double-digit rate in the foreseeable years ahead, 4) expectation of rapid return to revenue and profitability growth in 2022, 5) plans for the opening of new plasma collection centers in the U.S., 6) expectation of peak potential annual biosimilar sales to over $40 million for the eleven(11) Biosimilar product candidates to be distributed in the Israel market, 7) expansion of inhaled AAT pivotal Phase 3 trial with up to six additional clinical sites to be opened by mid-2022, 8) the four FDA-approved commercial immunoglobulins to generate meaningful year-over-year growth and expanding sales of these products in additional new countries, mainly in the Middle East, 9) KEDRAB U.S. in-market sales by Kedrion during the first quarter, grown in comparison to the pre-COVID pandemic sales levels, and our believe this trend will continue, 10) optimism about strategic business development opportunities that will utilize and expand our core plasma-derived development, manufacturing, and commercialization expertise, and 11) the belief that those opportunities are may be significant steps toward accomplishing our strategic goal of becoming a fully integrated specialty plasma company. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, impact of the workforce downsizing plan, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial in new locations, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,		As of December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$21,967	$61,436	$18,587
Short-term investments	-	48,038	-
Trade receivables, net	21,568	20,367	35,162
Other accounts receivables	7,867	4,091	8,872
Inventories	64,761	41,155	67,423
Total Current Assets	116,163	175,087	130,044

Non-Current Assets
Property, plant and equipment, net	26,098	25,492	26,307
Right-of-use assets	2,990	3,479	3,092
Intangible assets, Goodwill and other long-term assets	151,858	3,175	153,663
Contract assets	5,987	3,295	5,561
Total Non-Current Assets	186,933	35,441	188,623
Total Assets	$303,096	$210,528	$318,667
Liabilities
Current Liabilities
Current maturities of bank loans	$3,725	$127	$2,631
Current maturities of lease liabilities	1,017	1,092	1,154
Current maturities of other long term liabilities	19,095	-	17,986
Trade payables	11,682	15,076	25,104
Other accounts payables	6,670	5,682	7,142
Deferred revenues	40	-	40
Total Current Liabilities	42,229	21,977	54,057

Non-Current Liabilities
Bank loans	16,296	20	17,407
Lease liabilities	3,056	3,417	3,160
Contingent consideration	22,551		21,995
Other long-term liabilities	42,531		43,929
Deferred revenues	15	2,525	15
Employee benefit liabilities, net	1,268	1,369	1,280
Total Non-Current Liabilities	85,717	7,331	87,786

Shareholder’s Equity
Ordinary shares	11,728	11,713	11,725
Additional paid in capital net	210,269	209,859	210,204
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	12	30	54
Capital reserve from share-based payments	4,771	4,674	4,643
Capital reserve from employee benefits	(149)	(320)	(149)
Accumulated deficit	(47,991)	(41,246)	(46,163)
Total Shareholder’s Equity	175,150	181,220	176,824
Total Liabilities and Shareholder’s Equity	$303,096	$210,528	$318,667

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$23,011	$20,870	$75,521
Revenues from distribution	5,082	4,030	28,121

Total revenues	28,093	24,900	103,642

Cost of revenues from proprietary products	12,449	12,468	48,194
Cost of revenues from distribution	4,342	3,501	25,120

Total cost of revenues	16,791	15,969	73,314

Gross profit	11,302	8,931	30,328

Research and development expenses	4,420	2,628	11,357
Selling and marketing expenses	3,321	1,123	6,278
General and administrative expenses	3,005	2,809	12,636
Other expense	310	7	753
Operating income	246	2,364	(696)

Financial income	2	110	295
Income in respect of securities measured at fair value, net	-	-	-
Income (expense) in respect of currency exchange differences and derivatives instruments, net	169	266	(207)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(2,010)		(947)
Financial expense	(194)	(53)	(330)
Income before tax on income	(1,787)	2,687	(1,885)
Taxes on income	41	-	345

Net Income	$(1,828)	$2,687	$(2,230)

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are me
Gain (loss) from securities measured at fair value through other comprehensive income	-	-	-
Gain on cash flow hedges	(108)	(73)	185
Net amounts transferred to the statement of profit or loss for cash flow hedges	66	(254)	(488)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	171
Tax effect	-	-	-
Total comprehensive income	$(1,870)	$2,360	$(2,362)

Earnings per share attributable to equity holders of the Company:
Basic income per share	$(0.04)	$0.06	$(0.05)
Diluted income per share	$(0.04)	$0.06	$(0.05)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Net income	$(1,828)	$2,687	$(2,230)

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,027	1,147	5,609
Financial expense (income), net	2,033	(323)	1,189
Cost of share-based payment	193	215	529
Taxes on income	41	-	345
(Gain) loss from sale of property and equipment	-	-	-
Change in employee benefit liabilities, net	(12)	(37)	45
	5,282	1,002	7,717
Changes in asset and liability items:
Decrease(increase) in trade receivables, net	13,492	1,585	(12,861
Decrease (increase) in other accounts receivables	589	(14)	(1,634)
Decrease (increase) in inventories	2,662	1,045	(2,373
Decrease (increase) in deferred expenses	(110)	(1,153)	(6,883
Increase (decrease) in trade payables	(13,649)	(1,484)	7,917)
Increase (decrease) in other accounts payables	(772)	(2,145)	(392)
Increase (decrease) in deferred revenues	-	500	(1,815

	2,212	(1,666)	(14,411)
Cash received (paid) during the year for:

Interest paid	(194)	(48)	(228)
Interest received	2	141	375
Taxes paid	(9)	(14)	(42)
	(201)	79	105

Net cash provided by (used in) operating activities	$5,465	$2,102	$(8,819)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$-	$(9,000)	$39,083
Purchase of property and equipment and intangible assets	(513)	(131)	(3,730)
Proceeds from sale of property and equipment	-	-	7
Business combination	-	(1,404	(96,403)
Net cash used in investing activities	(513)	(10,535)	(61,050)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	7	19
Receipt of long-term loans	-	-	20,000
Repayment of lease liabilities	(295)	(289)	(1,221)
Repayment of long-term loans	(16)	(121)	(205)
Repayment of other long-term liabilities	(1,500)	-	-
Net cash provided by (used in) financing activities	(1,808)	(403)	18,593

Exchange differences on balances of cash and cash equivalent	236	75	(334)

Increase (decrease) in cash and cash equivalents	3,380	(8,761)	(51,610)

Cash and cash equivalents at the beginning of the year	18,587	70,197	70,197

Cash and cash equivalents at the end of the year	$21,967	$61,436	$18,587

Significant non-cash transactions
Purchase of property and equipment through capital lease	$174	$302	$845
Purchase of property and equipment	$254	$670	$1,001

NON-IFRS MEASURES - EBITDA

	Three months period Ended		Year ended
	March 31,		December 31,
	2022	2021	2021
	U.S. Dollars in thousands
Net (loss) income	$(1,828)	$2,687	$(2,230)
Taxes on income	41	-	345
Financial expense (income), net	2,033	(323)	1,189
Depreciation and amortization expense	2,886	1,147	5,609
Non-cash share-based compensation expenses	155	215	529
EBITDA	$3,286	$3,726	$5,442